EXHIBIT 20


                   Wilder Richman Historic Properties II, L.P.
                              599 W. Putnam Avenue
                          Greenwich, Connecticut 06830
                                 (203) 869-0900

                                                         July 24, 2003

To the Limited Partners of
  Wilder Richman Historic Properties II, L.P.

      In connection with the consent solicitation materials (the "Proxy") filed and mailed to the limited partners of Wilder Richman Historic Properties II, L.P. (the "Partnership"), holders of approximately 56% of the outstanding units of limited partnership interests returned signed consent forms by the deadline at 5:00 p.m. on July 21, 2003. In the Proxy, the general partner sought the consent of the limited partners to sell the Dixon Mills property, in which the Partnership is invested through its interest in the local partnerships that own the property. According to the terms of the partnership agreement, the consent of the holders of 51% of the units is required to approve any proposed sale. Limited partners holding only 48% of the outstanding units voted in favor of the proposal, 8% voted against and less than 1% abstained. Therefore, the proposed sale was not approved.

      The general partner believes that the fact that holders of 48% of the units voted in favor of pursuing a sale of the property is a clear indication that the Partnership should review various sale options which may include (i) requesting that the local general partner negotiate further with the parties who made previous proposals to purchase the Dixon Mills property, including the recently received proposal discussed below; (ii) pursuing possible proposals that could result in the purchase of the units, including the recently received proposal for a merger as discussed below; (iii) attempting to obtain additional proposals to purchase the property or the units. Therefore, the general partner may call for a new vote of the unit holders in the future in a manner that complies with applicable law.

      The general partner recently received two additional non-binding proposals after the Proxy was filed and mailed. The general partner received a non-binding proposal for the acquisition of all outstanding units of the Partnership in a merger transaction at a price per unit of $13,500. The general partner also received a non-binding proposal for the purchase of the Dixon Mills property for a purchase price that would be "considerably higher" than $33 million (the approximate amounts of the proposals disclosed in the Proxy). Both proposals are subject to due diligence and various terms and conditions. Consistent with the information above, the general partner is reviewing the terms and conditions of these proposals, and has not yet made a determination on the appropriate responses.

      The Partnership plans to immediately begin to process the previously announced cash distribution in the amount of $1,325 per unit to unit holders as of June 30, 2003.

      If you have any questions, you may contact Gina K. Dodge, Director of Investor Services, at the address above or at (203) 869-0900, ext. 310.

                                           Sincerely,

                                           Wilder Richman Historic Corporation,
                                           General Partner
                                           /s/ Richard Paul Richman
                                           -----------------------------
                                           Richard Paul Richman
                                           President and Director